Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX PGH - NYSE

PENGROWTH ENERGY CORPORATION
REPORTS SECOND QUARTER 2011 RESULTS

(Calgary, Alberta – August 4, 2011) – Pengrowth Energy Corporation is pleased to report its unaudited financial and operating results for the three months and six months ended June 30, 2011. All figures are in Canadian dollars unless otherwise stated.

Pengrowth’s unaudited consolidated financial statements for the quarter ended June 30, 2011 and related Management’s Discussion and Analysis can be accessed immediately on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Second Quarter Highlights

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Second quarter production was challenged due to a number of uncontrollable external events. In northern Alberta, forest fires, power outages and unscheduled pipeline outages led to production being shut-in, while prolonged facility maintenance activities and severe wet weather limited access and transportation. As a result, second quarter production was reduced by approximately 4,000 barrels of oil equivalent (boe) per day and averaged 70,958 boe per day in the quarter.

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Despite the operational issues experienced during the second quarter, Pengrowth posted stable cash flows in the quarter.  Funds flow from operating activities was approximately $152 million or $0.46 per share as compared to $147 million or $0.45 per share in the first quarter.

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Total capital expenditures in the quarter were $163 million, a 15 percent increase from the first quarter 2011’s spending of $141 million. Pengrowth drilled a total of 52 gross (27.9 net) wells in the quarter, the majority of which were not tied-in due to wet weather.

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Operating expenses in the second quarter were essentially unchanged from the first quarter at approximately $95 million. On a per boe basis, operating expenses increased approximately three percent to $14.73 per boe due to the lower quarterly production.

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Pengrowth announced Mr. Marlon McDougall as Chief Operating Officer, effective August 8, 2011. Mr. McDougall has a solid understanding of conventional and unconventional resource-style play opportunities and brings a proven track record of creating significant shareholder value.

Summary of Operating and Financial Results

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (IFRS) for financial reporting purposes, using a transition date of January 1, 2010.  The financial statements for the three months ended June 30, 2011, have been prepared in accordance with IFRS.  Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

		Three Months ended			Six Months ended
(monetary amounts in thousands, except per share amounts or as otherwise stated)	June 30, 2011	June 30, 2010	% Change	June 30, 2011	June 30, 2010	% Change
STATEMENT OF INCOME
Oil and gas sales(1)	$355,438	$339,827	5	$696,597	$700,001	-
Net income	$88,536	$18,177	387	$93,963	$157,214	(40)
Net income per share	$0.27	$0.06	350	$0.29	$0.54	(46)
CASH FLOW
Funds flow from operations (1)	$151,720	$175,549	(14)	$298,545	$337,007	(11)
Funds flow from operations per share (1) (2)	$0.46	$0.60	(23)	$0.91	$1.16	(22)

Total capital expenditures (3)	$162,549	$55,754	192	$303,235	$129,394	134
Total capital expenditures per share (2)	$0.50	$0.19	163	$0.93	$0.45	107

Dividends paid (2)	$68,779	$61,104	13	$137,000	$122,010	12
Dividends paid per share (2)	$0.21	$0.21	-	$0.42	$0.42	-

Weighted average number of shares outstanding (000's) (2)	327,754	291,055	13	327,067	290,622	13
BALANCE SHEET (4)
Working capital (deficiency) excess (1)				$(116,815)	$4,372	(2,772)
Property, plant and equipment				$3,838,818	$3,689,740	4
Exploration and evaluation assets				$506,927	$78,613	545
Long term debt				$1,113,384	$1,050,142	6
Shareholders' equity (1) (2)				$3,170,371	$2,928,773	8
Shareholders' equity per share (2)				$9.65	$10.05	(4)

Currency (U.S.$/Cdn$) (closing rate at period end)				$1.0368	$0.9393

Number of shares outstanding at period end (000's)(2)				328,500	291,292	13
AVERAGE DAILY PRODUCTION
Crude oil (bbls)	20,641	21,858	(6)	20,852	22,127	(6)
Heavy oil (bbls)	6,225	6,791	(8)	6,431	6,951	(7)
Natural gas (Mcf)	213,342	220,856	(3)	216,909	220,748	(2)
Natural gas liquids (bbls)	8,535	10,058	(15)	8,854	9,702	(9)
Total production (boe)	70,958	75,517	(6)	72,288	75,572	(4)

TOTAL PRODUCTION (Mboe)	6,457	6,872	(6)	13,084	13,678	(4)
PRODUCTION PROFILE
Crude oil	29%	29%		29%	29%
Heavy oil	9%	9%		9%	9%
Natural gas	50%	49%		50%	49%
Natural gas liquids	12%	13%		12%	13%
AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)(1)	$92.82	$75.29	23	$87.99	$76.84	15
Heavy oil (per bbl)	$74.74	$56.49	32	$67.18	$61.29	10
Natural gas (per Mcf)	$4.18	$4.86	(14)	$4.27	$5.24	(19)
Natural gas liquids (per bbl)	$68.95	$60.70	14	$70.21	$58.72	20
Average realized price per boe(1)	$54.41	$49.17	11	$52.76	$50.97	4
(1) Prior periods restated to conform to presentation in the current period.
(2) Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust.
(3) Total capital expenditures excludes Drilling Royalty Credits ("DRCs")
(4) Balance Sheet amounts are at period end.

“The first six months of 2011 have presented a challenging operating environment in Western Canada. We are fortunate that all of our personnel are safe and that the forest fires and flooding did not create significant loss or permanent damage to our properties or those of our employees. Others have not been as fortunate,” said Derek Evans, Pengrowth’s President and CEO. “As our task of repairing infrastructure and bringing production back on stream continues in the third quarter, we remain committed to supporting the long-term rebuilding efforts of those communities significantly impacted by these events.”

Production

Daily production for the second quarter averaged 70,958 boe per day, a four percent decline from the first quarter’s production of 73,634 boe per day and a six percent decrease from the 75,517 boe per day of production in the second quarter of 2010. Production levels in the quarter were impacted by a number of factors that resulted in the temporary suspension of production in certain areas including forest fires, power outages, pipeline outages and extended facility maintenance (turn-around) activity.

The extremely wet weather has slowed down our ability to get new wells on production including 18 of the 23 wells drilled in the Swan Hills area in the second quarter that were either awaiting completion or tie-in at the end of the quarter. In addition, a recent review of our Judy Creek miscible flood indicates that performance has lagged expectations in the first half of the year with a negative impact on full year production of 500 boe per day and a reduction on exit production of approximately 1,000 boe per day. All together, these factors impacted production by approximately 4,000 boe per day during the quarter.

Given the operational challenges experienced through the first half of 2011, Pengrowth’s average annual production is now expected to be between 72,000 and 74,000 boe per day. The unexpected delays of up to three months in operational plans have led to a back-log of wells waiting on completion and tie-in. As a result, exit production for 2011 is now expected to range between 75,500 and 76,500 boe per day.

Funds Flow from Operating Activities

Despite the production challenges faced in the quarter, Pengrowth’s funds flow from operating activities remained stable. Funds flow from operating activities was approximately $152 million ($0.46 per share) in the second quarter, a three percent increase when compared to $147 million ($0.45 per share) in the first quarter of 2011 and a 14 percent decrease when compared to the second quarter 2010 level of $176 million ($0.60 per share). The quarter-over-quarter increase in funds flow from operating activities is mainly a result of higher crude oil prices offset by the lower production volumes due to the aforementioned operational issues. The decrease in funds flow from operating activities year-over-year can be attributed to lower production volumes, lower realized natural gas prices in 2011 as compared to 2010, and lower cash gains on commodity risk management activities, partially mitigated by higher oil prices.

Operating Expenses

Operating expenses were $95.1 million in the second quarter of 2011 and were essentially flat compared to $94.8 million in the first quarter 2011. On a boe basis, operating costs were three percent higher at $14.73 per boe, due to the lower average daily production in the second quarter versus the first quarter.

On a year-over-year basis, operating costs were approximately ten percent higher when compared to $86.2 million in the second quarter of 2010. Higher power costs, which amount to approximately 20 percent of Pengrowth’s operating costs, were the main reason for the increase in operating expenses. Costs associated with unanticipated and extended turn-around activity at operated and non-operated facilities, also contributed to the increase.

Operating expenses for 2011 continue to be forecast at $370 million yet have increased on a per boe basis due to the change in production guidance to $13.90 per boe

Development Capital Program

In the second quarter, Pengrowth’s total capital spending, excluding acquisitions,totalled $163 million versus $141 million in the first quarter of  2011 and $52 million in the second quarter of 2010.  Pengrowth’s previously announced development capital budget is $550 million for the full year 2011. In the second quarter, 83 percent of the development capital was spent on drilling, completions and facilities with Pengrowth participating in the drilling of 52 gross (27.9 net) wells.

Swan Hills

Pengrowth continues to be pleased with the results in the Swan Hills area. During the quarter, Pengrowth spent approximately $93 million or 69 percent of drilling capital in this area and drilled 23 gross (17.9 net) wells. The operational challenges experienced in the quarter allowed for only five of these wells to be completed and tied in. The remaining 18 wells are expected to be completed and tied-in during the third quarter. Year-to-date,  Pengrowth has spent a total of approximately $136 million on its Swan Hills properties and anticipates spending an additional $84 million in the area during the second half of the year, bringing total capital expenditures in this area to approximately $220 million or 40 percent of Pengrowth’s total 2011 capital program.

Lindbergh

The Lindbergh Steam Assisted Gravity Drainage (SAGD) pilot project has received all necessary regulatory approvals to begin construction. First steam is targeted for the first quarter of 2012. In the second quarter of 2011, in preparation for the upcoming two well-pair pilot project, two coreholes were drilled and completed and a total of approximately $10 million was spent on the project. Now that Pengrowth has received regulatory approvals, it is anticipated that drilling of the SAGD well-pairs and facility construction will begin in the third quarter of 2011 with a further $50 million to be spent during the second half of 2011.

The Lindbergh SAGD project is an important focus area for Pengrowth. The Lindbergh lease holds a significant amount of 11o API oil in a high quality reservoir that is predicted to yield high oil recovery rates through SAGD development. As at December 31, 2010, Lindbergh had a best estimate economic contingent resource assessment of 193 million barrels of oil. Lindbergh is expected to provide Pengrowth with a low cost, low decline, stable production base and could add significantly to Pengrowth’s booked reserves.

Bodo

The first five wells of a 35 well program scheduled for 2011 were drilled at Bodo in the second quarter. The remaining 30 wells are expected to be drilled in the third quarter and brought on production later in the year as infrastructure is completed. This is the first year of a multi-year well program that would expand the use of polymer technology to enhance recovery factors from Pengrowth’s heavy oil assets.

Pengrowth’s Bodo heavy oil properties straddle the Alberta-Saskatchewan border and produce 12o API oil mainly from the McLaren and Lloydminster formations. These mature assets have significant amounts of original-oil-in-place with relatively low (5%) recovery factors achieved to date. These fields are shallow heavy oil plays that are ideal candidates for incremental recovery using a polymer Enhanced Oil Recovery (EOR) method. Pengrowth has been running a polymer pilot in the area since 2006 and, based on the results of the pilot, the application of the polymer EOR could improve the ultimate recovery of oil from these pools.

Executive Appointment

As previously announced on June 27, 2011, Mr. Marlon McDougall has been appointed as Chief Operating Officer of Pengrowth, effective August 8, 2011. Mr. McDougall has an extensive background in the oil and gas industry with over thirty years of experience working in a variety of engineering disciplines, with increasing responsibility in operations and leadership positions in medium and large oil and gas producing organizations. Mr. McDougall has a solid understanding of conventional and unconventional resource-style play opportunities and a proven track record of creating significant shareholder value.

“I am very pleased to have Marlon join Pengrowth.  His appointment rounds out our senior leadership team; we’re ready to meet the challenges and opportunities of our increasingly complex business”, said Derek Evans, Pengrowth’s President and CEO.

CONFERENCE CALL AND CONTACT INFORMATION

Pengrowth will hold a conference call beginning at 8:00 A.M. (Mountain Daylight Time) on Friday, August 5, 2011 during which management will review Pengrowth's 2011 second quarter financial and operating results and respond to questions from the investment community. To participate, callers may dial (877) 440-9795 or Toronto local (416) 340-8530. To ensure timely participation in the teleconference, callers are encouraged to dial-in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the News & Media, Webcast section of Pengrowth's website at www.pengrowth.com/news/webcasts.  A telephone replay will be available through to Friday, August 12, 2011 by dialing (800) 408-3053 and entering passcode number 7207575.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil & natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (tight carbonates) play in north-central Alberta, the Groundbirch (Montney gas) play in north-eastern British Columbia, the Lindbergh (Steam Assisted Gravity Drainage) play in east-central  Alberta, the Olds/Garrington (light oil/gas play) in south-central Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Advisory Regarding Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ Petroleum Consultants Ltd.’s January 1, 2011 forecast prices and costs as disclosed herein.

Caution Regarding Engineering Terms

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 Mcf: 1 boe).  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

In addition, Pengrowth uses the following frequently recurring industry terms in this press release: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “Mboe” refers to a thousand barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet and “Bcf” refers to billion cubic feet.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to: 2011 and 2012 production expectations, expected capital expenditures and the timing thereof, drilling schedule and opportunities, timing of construction, first steam and resource recognition at Lindbergh, dividend policy, costs, spending of capital program, drilling, completions and tie-in schedule and drilling and development plans.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding its property holdings, its ability to obtain labour and equipment in a timely manner to carry out development activities, its ability to market its oil and natural gas successfully to current and new customers, the impact of increasing competition, its ability to obtain financing on acceptable terms and its ability to add production and reserves through its development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to its operations, and its ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; Pengrowth's ability to access external sources of debt and equity capital, the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found in Pengrowth’s most recent Management Discussion and Analysis and under "Risk Factors" in Pengrowth's most recent Annual Information Form, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.comwww.sedar.com. Pengrowth’s U.S. public filings, including its most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.edgar.shtml www.sec.gov.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on Pengrowth’s forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.